Actinium Pharmaceuticals, Inc.
100 Park Ave., 23rd Floor

New York, NY 10017

February 2, 2024

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Dillon Hagius

Re:	Actinium Pharmaceuticals, Inc.
Registration Statement on Form S-3
Originally filed on August 11, 2023, as amended on February 2, 2024
File No. 333-273911 (as amended, the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Actinium Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:30 p.m., Eastern Time, on February 5, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

Actinium Pharmaceuticals, Inc.

By:	/s/ Sandesh Seth
Sandesh Seth
Chief Executive Officer

cc: Jayun Koo, Esq., Haynes and Boone, LLP